GENIUS SPORTS LIMITED

9th Floor, 10 Bloomsbury Way

London, WC1A 2SL

November 8, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tony Watson

Adam Phippen

Re:	Genius Sports Limited

Form 20-F for the Fiscal Year Ended December 31, 2021

Filed March 18, 2022

Response dated September 2, 2022

File No. 001-40352

Ladies and Gentlemen:

This letter sets forth a response of Genius Sports Limited (the “Company”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated October 24, 2022, with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2021, filed with the Commission on March 18, 2022 (the “20-F”).

The text of the Staff’s comment has been included in this letter for your convenience, and we have numbered the paragraph below to correspond to the number in the Staff’s letter. For your convenience, we have also set forth the Company’s response to the numbered comment immediately below the numbered comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2021

Item 5. Operating and Financial Review Prospects

Consolidated Statement of Operations, page F-3

1.

We have reviewed your response to comment 2. We disagree with the Company’s conclusion that the error was immaterial to its financial statements for the fiscal years ended December 31, 2019 and 2020 as we do not believe the qualitative factors cited in your materiality analysis overcome the quantitative significance of the error to fiscal year 2019 and 2020 loss per share. Accordingly, please amend your Form 20-F for the fiscal year ended December 31, 2021 to restate your financial statements for the fiscal years ended December 31, 2019 and 2020 to correct the error. Also, in light of the restatement, please reassess your prior conclusions that disclosure controls and procedures and internal control over financial reporting were effective.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company plans to file an amendment to the 20-F with the Commission, in which the Company will restate its financial statements for the fiscal years ended December 31, 2020 and 2019 to include preference share accretion in the calculation of net loss attributable to common stockholders and loss per share (refer to impact of the restatement in below table). Additionally, the Company has concluded that as of December 31, 2021, there was a material weakness in internal control over financial reporting and our disclosure controls and procedures were not effective to accomplish their objectives at the reasonable assurance level due to the events that led to the Company’s restatement of its financial statements.

(amounts in thousands, except per share data)	Year Ended December 31, 2020	Year Ended December 31, 2019
As Reported
Preference share accretion	$–	$–
Net loss attributable to common stockholders – basic and diluted	$(30,348)	$(40,207)
Loss per share attributable to common stockholders—basic and diluted	$(0.43)	$(0.59)
Adjustment
Preference share accretion	$(31,870)	$(28,322)
Net loss attributable to common stockholders – basic and diluted	$(31,870)	$(28,322)
Loss per share attributable to common stockholders—basic and diluted	$(0.46)	$(0.41)
As Restated
Preference share accretion	$(31,870)	$(28,322)
Net loss attributable to common stockholders – basic and diluted	$(62,218)	$(68,529)
Loss per share attributable to common stockholders—basic and diluted	$(0.89)	$(1.00)

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions related to this letter, please contact me.

Sincerely,

/s/ Nicholas Taylor
Nicholas Taylor
Chief Financial Officer

Via E-mail:

cc:    Ross M. Leff

Allison C. Gallagher

Kirkland & Ellis LLP